07020853

CS/GDR/0051/2007 **JANUARY 30, 2007**

The US Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street NW
Mail Stop 3 – 9
Washington DC 20549
USA

Dear Sir,

SUPPL

UNITED BANK FOR AFRICA PLC
GDR PROGRAMME FILE NO. 82 – 4804 – UNAUDITED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2006

In accordance with Rule 12g 3 – 2(b) of the Securities Exchange Act 1934 please find attached a copy of the Newspaper publication of the unaudited Financial Statements of the Bank for the three months ended December 31, 2006.

Yours faithfully,
Per pro: UNITED BANK FOR AFRICA PLC

AIDEVO ODU-THOMAS
COMPANY SECRETARY

PROCESSED
FEB 09 2007
THOMSON
FINANCIAL

UBA

JANUARY 12, 2007

The Director-General
Nigerian Stock Exchange
2/4 Custom Street
Lagos

RECEIVED
12 JAN 2007
THE NIGERIAN STOCK EXCHANGE

Attention : Mr. Binos Yaroe

Dear Sir,

UNAUDITED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2006

Please find attached a copy of United Bank for Africa Plc Group's unaudited financial statements for the three months ended December 31, 2006 in compliance with the listing requirements of the Nigerian Stock Exchange .

We hereby seek your kind approval to publish the results in at least 2 national dailies.

Thank you .

Yours Faithfully
For : UNITED BANK FOR AFRICA PLC

KOLAWOLE EKE
Ag. Head, Investor Relations

EMMANUEL N. NNOROM
Director, Group Executive Office

UBA

STATEMENT TO THE NIGERIAN STOCK EXCHANGE AND THE SHAREHOLDERS ON THE UNAUDITED FINANCIAL STATEMENTS FOR THE FIRST QUARTER ENDED 31ST DECEMBER 2006

The Board of United Bank for Africa Plc is pleased to announce the Group's un-audited results for the first quarter ended December 31st, 2006.

First Quarter Results

UN-AUDITED	GROUP			BANK		
	31-Dec-06 ₦ million	31-Dec-05 ₦ million	% Change	31-Dec-06 ₦ million	31-Dec-05 ₦ million	% Change
Gross Earnings	22,129	17,384	27%	21,309	16,292	31%
Profit before tax	5,307	2,218	139%	5,158	1,936	166%
Taxation	(805)	(333)	142%	(774)	(290)	166%
Profit after tax	**4,502**	**1,886**	**139%**	**4,384**	**1,645**	**166%**

The Group recorded an impressive growth in Gross Earnings and Profit Before Tax over the same period of last financial year.

The Board of Directors is confident that, barring unforeseen circumstances, this trend would be sustained in the remaining period of the financial year.

DATED THIS 9th DAY OF JANUARY, 2007

BY ORDER OF THE BOARD

END

MRS. AIDEVO ODU-THOMAS
Company Secretary
Head Office: 57, Marina, Lagos, P.O. Box 2406. Tel: +234(1)2644651-700
E-Mail: info@ubagroup.com, Swift add. UNAFNGLA